DAVIS LLP | LEGAL ADVISORS SINCE 1892

SEC Mail Processing Section

MAR 16 2009

Washington, DC 106

FROM THE OFFICE OF	Claudia Tsao
DIRECT LINE	604.648.3115
DIRECT FAX	604.687.1612
E-MAIL	ctsao@davis.ca
FILE NUMBER	50237-00001

March 2, 2009

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

SUPPL

Dear Sirs/Mesdames:

Re: Gtech International Resources Limited - Exemption No. 82-3779

We are solicitors for GTECH International Resources Limited (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Claudia Tsao
Legal Administrative Assistant
Encs.

[redacted]

09045741

Exemption No. 82-3779

March 2, 2009

GTECH INTERNATIONAL RESOURCES LIMITED
(the "Company")

INDEX

1. **Material filed with the Yukon Registrar of Corporations as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies as required to maintain the Company's extra-provincial registration in the Province of British Columbia under the Business Corporations Act and regulations thereunder ("BC")**

Document Name or Information			**Documents Filed**
(a)	Incorporation Documents		
	(i)	Yukon	Not Applicable
(b)	Extra-provincial Registration		
	(i)	BC	Not Applicable
(c)	Annual Reports		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(e)	Annual Audited Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(f)	Quarterly Interim Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

Document Name or Information			Documents Filed
(g)	Special Resolution		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), National Instrument 54-101, Shareholder Communications ("NI 54-101") and National Instrument 45-102, Resale of Securities ("NI 45-102")

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(b)	Annual Information Form (not mandatory)	Not Applicable
(c)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	February 23, 2009
(d)	News Releases	Not Applicable
(e)	Form 51-102F3, Material Change Report	Not Applicable
(f)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(g)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(h)	Report of Exempt Distribution	Not Applicable
(i)	Notice of Change in Year End by more than 14 Days	Not Applicable
(j)	Notice of Change in Corporate Structure	Not Applicable
(k)	Notice of Change of Auditors	Not Applicable
(l)	Business Acquisition Report under NI 51-102	Not Applicable

Document Name or Information		Documents Filed
(m)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	Not Applicable
(n)	Notice of Change of Status Report	Not Applicable
(o)	Filing of documents Affecting the Rights of Securityholders including: (i) charter documents (ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company (iii) any securityholder rights plans or similar plans (iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally (v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, <u>unless</u> an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	Not Applicable
(p)	Prospectus	Not Applicable

Document Name or Information		Documents Filed
(q)	Amendment to Prospectus	Not Applicable
(r)	Takeover Bid Circular	Not Applicable
(s)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(t)	Issuer Bid Circular	Not Applicable
(u)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(v)	Initial Acquisition Report	Not Applicable
(w)	Subsequent Acquisition Reports	Not Applicable
(x)	Notice of Intention to Sell by a Control Person	Not Applicable

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	Not Applicable
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(c)	Annual Information Form (not mandatory)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	February 23, 2009
(e)	News Releases	Not Applicable
(f)	Form 51-102F3, Material Change Report	Not Applicable
(g)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(h)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable

Document Name or Information		Documents Filed
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not Applicable
(r)	Notice of Dividends	Not Applicable
(s)	Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities	Not Applicable
(t)	Notice of Proposed Private Placement – Exchange Form 4B, Private Placement Notice Form	Not Applicable
(u)	Notice Of Grant Stock Options - Exchange Form 4g - Summary Form Incentive Stock Options	Not Applicable
(v)	Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing	Not Applicable
(w)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder NI 41 and the rules and policies of the Exchange)

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Not Applicable
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	February 23, 2009
(c)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable

Document Name or Information		Documents Filed
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No.: 82-3779

GTECH INTERNATIONAL RESOURCES LIMITED

INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD ENDED
JANUARY 31, 2009

THESE UNAUDITED INTERIM FINANCIAL STATEMENTS
HAVE NOT BEEN REVIEWED BY THE COMPANY'S AUDITORS

GTECH INTERNATIONAL RESOURCES LIMITED

BALANCE SHEETS
(UNAUDITED)

	January 31, 2009 $	April 30, 2008 $
Assets		
Current Assets		
Cash	406,508	436,556
Total Current Assets	406,508	436,556
Total Assets	406,508	436,556
Liabilities and Shareholders' Equity		
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities	12,818	5,715
Total Liabilities	12,818	5,715
Shareholders' Equity		
Authorised capital – unlimited number of common shares without par value		
Issued capital – 5,168,167 shares	4,852,410	4,852,410
Contributed surplus	48,600	48,600
Deficit	(4,507,320)	(4,470,169)
Total Shareholders' Equity	393,690	430,841
Total Liabilities and Shareholders' Equity	406,508	436,556

Original approved by the Directors

"Fred Bart"

FRED BART
Chairman, Director and CEO

"Thomas G. Howitt"

THOMAS G. HOWITT
President, Director, Secretary and CFO

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)

	Three-month period ended January 31,		Nine-month period ended January 31,	
	2009	**2008**	**2009**	**2008**
	$	**$**	**$**	**$**
Revenue				
Interest received	219	2,851	2,775	8,964
Total revenue	219	2,851	2,775	8,964
Expenses				
Accounting and audit fees	-	-	(250)	300
Bank charges	74	75	226	262
Filing fees	-	-	2,600	2,747
Internet fees	-	-	-	77
Legal fees	14,205	-	28,965	9,974
Printing and postage expenses	-	-	-	1,467
Share registry fees	1,878	2,095	4,447	5,770
Stock exchange listing fees	1,312	1,325	3,938	3,975
Total expenses	17,469	3,495	39,926	24,572
Net loss for the period	(17,250)	(644)	(37,151)	(15,608)
Deficit at the beginning of the period	(4,490,070)	(4,460,502)	(4,470,169)	(4,445,538)
Deficit at the end of the period	(4,507,320)	(4,461,146)	(4,507,320)	(4,461,146)
Loss per share (cents per share)	(0.33)	(0.01)	(0.72)	(0.30)

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three-month period ended January 31,		Nine-month period ended January 31,	
	2009	2008	2009	2008
	$	$	$	$
Cash provided by / (used in) operating activities				
Net loss	(17,250)	(644)	(37,151)	(15,608)
Changes in non-cash working capital				
Accounts payable/accrued liabilities	11,722	(803)	7,103	(4,869)
	(5,528)	(1,447)	(30,048)	(20,477)
Investing activities				
None	-	-	-	-
Financing activities				
None	-	-	-	-
Net increase/(decrease) in cash held	(5,528)	(1,447)	(30,048)	(20,477)
Cash at the beginning of period	412,036	441,687	436,556	460,717
Cash at the end of period	406,508	440,240	406,508	440,240

GTECH INTERNATIONAL RESOURCES LIMITED

NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JANUARY 31, 2009
(UNAUDITED)

1. Nature and continuance of operations

The Company was incorporated under the laws of the Yukon Territory and is registered extra-provincially in the Province of British Columbia, Canada.

Previously, the Company was in the process of exploring its mineral properties and had not determined whether these properties contained ore reserves that were economically recoverable. The Company has written-off all amounts shown for mineral properties and their related deferred costs. The Company is currently investigating opportunities in the field of biotechnology.

2. Significant accounting policies

(a) Mineral properties and deferred costs

The Company has written-off all of its mineral property interests and retains a residual royalty entitlement in respect of its Aurex exploration property.

(b) Fair value of financial instruments

The carrying amount of cash and cash equivalents, accounts payable and accrued expenses approximate their fair value due to their short-term nature.

(c) Stock option plan

Options are granted periodically by the Directors under the Company's stock option plan. The Company has elected to apply the fair value method of accounting for stock options on a prospective basis and, accordingly, the fair value of stock options granted is calculated using a Black-Scholes option-pricing model and included as a stock based compensation expense.

(d) Income taxes

Effective from January 1, 2000, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes, whereby income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. These standards also require that the future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse. The Company has currently provided for a full valuation allowance against any potential tax assets. The implementation of the new recommendations, which were applied retroactively, has had no effect on these consolidated financial statements.

(e) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

3. Exploration agreements

CANADA; YUKON TERRITORY

Aurex Property - Mayo Mining District

The Company previously had a 100% interest in this property, which consisted of 155 mineral claims. On August 16, 2001, the Company agreed with Yukon Zinc Corp. ("Yukon Zinc") to accept $84,000, to be paid by the issue of 600,000 common shares in Yukon Zinc, as final settlement for the sale of the property. The property was subsequently sold to Stratagold Corporation. Gtech International Resources Limited retains a 1.5% royalty on the project which Stratagold Corporation may purchase from the Company for $1,000,000.

Revenue Creek Area - Whitehorse Mining District

The Company previously owned 69 mineral claims which it sold to ATAC Resources Limited ("ATAC"), a Canadian public company, on January 16, 2002. The Company agreed to accept 200,000 common shares in ATAC and a cash payment of $5,000 in final settlement for the transfer of the project. Gtech International Resources Limited retains a 2% net smelter royalty which ATAC may purchase from the Company for $600,000.

4. Related party transactions

The Company is a subsidiary of Genetic Technologies Limited ("GTG"), a public company listed on both the Australian Securities Exchange (code: GTG) and NASDAQ Global Market (ticker: GENE). As at January 31, 2009, GTG owned 3,918,499 shares of the Company, representing approximately 75.82% of the Company's issued shares.

There were no transactions between the Company and Genetic Technologies Limited during the quarter under review.

5. Share capital

Authorized

Unlimited number of common shares without nominal or par value.

Summary of shares issued and outstanding

	Number of shares	Amount $
Balances as at July 31, 2008	5,168,167	4,852,410
Movements during the quarter	-	-
Balances as at January 31, 2009	5,168,167	4,852,410

5. Share capital (cont.)

Summary of options outstanding

Number outstanding	Exercise price	Expiry date
200,000	$0.45	August 26, 2010

During the year ended April 30, 2006, the Company granted stock options to Directors to acquire up to an aggregate of 200,000 common shares at an exercise price of $0.45 per share with a total fair value of $48,600, of which $16,200 was recognised as an expense during that year. The remaining expense of $32,400 was recognised as an expense during the year ended April 30, 2007.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions: a risk-free interest rate of 3.54%, an expected life of 5 years, an expected volatility of 60%, and no expectation for the payment of dividends.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is Management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

Summary of warrants outstanding

As at January 31, 2009, there were no warrants outstanding.

6. Loss per share

Loss per share is calculated using the weighted-average number of common shares outstanding during the year. Fully-diluted loss per share is not disclosed as it is anti-dilutive.

7. Subsequent events

There were no significant events which occurred subsequent to the end of the period under review.

8. Segmented information

As at January 31, 2009, all of the Company's assets, amounting to $406,508 were located in Canada. The only revenue earned by the Company during the three-month period ended January 31, 2009 was interest received of $219 (2008: $2,851), which was earned in Canada.

Exemption No.: 82-3779

GTECH INTERNATIONAL RESOURCES LIMITED

(the "Company")

Management Discussion and Analysis

(Form 51-102F1)

For the nine-month period ended January 31, 2009

The following Management Discussion and Analysis ("MD&A") of the results and financial position of the Company for the nine-month period ended January 31, 2009 should be read in conjunction with the information provided in the Company's Financial Statements for the periods ended January 31, 2009 and the material contained herein.

Unless otherwise noted, all currency amounts contained in this MD&A and in the Financial Statements are stated in Canadian dollars. The information presented in the Financial Statements is prepared in accordance with Canadian generally accepted auditing standards.

DATE

This MD&A is dated February 23, 2009.

OVERALL PERFORMANCE

Description of Business

The Company realised all of its listed securities during the financial year ended April 30, 2004 and now holds the majority of its assets in the form of cash deposits ($406,508 as at January 31, 2009). No securities of the Company were issued during the three-month period ended January 31, 2009. The Company is a reporting issuer in British Columbia, Alberta and the Yukon Territory and trades on the NEX board of the TSX Venture Exchange under the symbol GCH.H:NEX.

The Company has previously announced its decision to focus its activities on identifying opportunities for the Company to acquire. The Directors anticipate that, once they have identified a suitable project, they may convene a Special Meeting of Shareholders to consider and vote on the change of business direction. It is likely that, once a suitable project has been identified and approved by shareholders, further placements will be made to raise additional funds for the project. The Board has not identified any specific factors that would impact the Company's ability to acquire a project.

The Company incurred total expenses of $17,469 during the three-month period ended January 31, 2009. As at January 31, 2009, the Company had working capital of $393,690, and believes that it has sufficient funds to pay its ongoing expenses.

Previously, the Company was a junior resource company engaged in the acquisition and exploration of mineral properties in British Columbia and the Yukon Territory. The Company still retains a 1.5% net smelter royalty on the Aurex Property which Stratagold Corporation may purchase at any time for $1,000,000. The Company also owned 69 mineral claims, which it sold on January 16, 2002 to ATAC Resources Limited ("ATAC"). The Company agreed to accept 200,000 common shares in ATAC and a cash payment of $5,000 in final settlement for the transfer of the project. These shares were then subsequently sold by the Company during the fiscal year ended April 30, 2004. Gtech International Resources Limited retains a 2% net smelter royalty which ATAC may purchase from the Company for $600,000.

Results from operations

The Company reported a net loss for the three-month period ended January 31, 2009 of $17,250, compared to a net loss of $644 for the three-month period ended January 31, 2008. Total expenses for the three-month period ended January 31, 2009 were $17,469, compared to the three-month period ended January 31, 2008 of $3,495. Total costs incurred during the period under review in relation to identifying opportunities for the Company, as stated in the Description of Business section of this Report, were $Nil. Until such time as an appropriate business opportunity is identified, the Company's results from operations are unlikely to change significantly.

Revenue for the three-month period ended January 31, 2009 consisted of interest received of $219, compared to the previous corresponding period of $2,851.

During the three-month period ended January 31, 2009, $17,469 (January 31, 2008: $3,495) was spent on general and administration expenses.

Accounting policies

Accounting Policies are listed in Note 2 of the Financial Statements of the Company as at January 31, 2009. There were no changes in accounting policies during the period under review.

SUMMARY OF QUARTERLY RESULTS

The following is a comparison of revenue and earnings for the previous 8 quarters ending with January 31, 2009. Financial information is prepared according to Canadian GAAP and is reported in Canadian dollars.

Quarter ended	Total revenues $	Net profit/(loss)[1] $	Net profit/(loss) per share $
January 31, 2009	219	(17,250)	(0.003)
October 31, 2008	1,184	(5,460)	(0.001)
July 31, 2008	1,372	(14,441)	(0.003)
April 30, 2008	2,036	(9,023)	(0.002)
January 31, 2008	2,851	(644)	(0.000)
October 31, 2007	3,152	(13,019)	(0.002)
July 31, 2007	2,961	(1,945)	(0.000)
April 30, 2007	2,826	(21,326)	(0.004)

Note 1: Profit/(loss) before discontinued operations and extraordinary items is the same as net profit/(loss) as there are no discontinued operations or extraordinary items in 2007, 2008 and 2009. Fully diluted earnings/(loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

LIQUIDITY

As at January 31, 2009, the Company had cash on hand of $406,508 (April 30, 2008: $436,556), which is sufficient to meet its obligations as they become due. These funds will be applied towards the investigation of new business opportunities and general working capital. The Company's parent, Genetic Technologies Limited, has indicated it may be willing to subscribe for additional shares in the capital of the Company should the need for additional capital be required.

TRANSACTIONS WITH RELATED PARTIES

There were no transactions with any related parties during the three-month period ended January 31, 2009.

DIRECTORS AND OFFICERS

Fred Bart	Chairman, Director and CEO
Thomas G. Howitt	President, Director, Secretary and CFO
Elizabeth Sy	Director

The Company is dependent on a small number of key Directors and Officers. Loss of any of those persons could have an adverse affect on the Company. The Company does not maintain "key-man" insurance with respect to any of its management. On December 19, 2008, Dr. Mervyn Jacobson resigned as the Company's Chairman and CEO. Mr. Fred Bart was appointed to both positions in his place on that date.

OTHER INFORMATION

No external investor relations activities were carried out during the period under review. The Company maintains a web site at http://www.gtechinternational.com, which gives shareholders the opportunity to review quarterly reports, news releases, corporate profiles, project details and other information. Other information relating to the Company may be found on SEDAR at www.sedar.com.

OUTSTANDING SHARE DATA AS AT DATE OF THE REPORT

Authorized

Unlimited number of common shares without nominal or par value.

Summary of shares issued and outstanding

	Number of shares	Amount
Balance as at January 31, 2009	5,168,167	$4,852,410
Balance as at April 30, 2008	5,168,167	$4,852,410

Summary of options outstanding

Number outstanding	Exercise price	Expiry date
200,000	$0.45	August 26, 2010

INTERNAL CONTROL OVER FINANCIAL REPORTING

Under Multilateral Instrument 52-109, the Company's Chief Executive Officer ("CEO"), Fred Bart, and its Chief Financial Officer ("CFO"), Thomas G. Howitt, are responsible for establishing and maintaining disclosure controls and procedures in respect of the Company's annual and interim filings.

The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings and other reports and recorded, processed, summarized and reported within the time periods specified as required by securities regulations.

The Company's CEO and CFO have evaluated the effectiveness of the Company's disclosure controls and procedures for the three months ended January 31, 2009 and believe that such controls and procedures are sufficient to provide reasonable assurance that the Company's disclosures are compliant with securities regulations.

FORWARD-LOOKING STATEMENTS

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in forward-looking statements.

BY ORDER OF THE BOARD

"Fred Bart"	*"Thomas G. Howitt"*
FRED BART	THOMAS G. HOWITT
Chairman, Director and CEO	*President, Director, Secretary and CFO*

Exemption No.: 82-3779

Form 52-109F2 *Certification of Interim Filings*

I, Fred Bart, CEO of Gtech International Resources Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Gtech International Resource Limited (the issuer) for the period ending January 31, 2009;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 23, 2009

Fred Bart
CEO, Gtech International Resources Limited

Exemption No.: 82-3779

Form 52-109F2 *Certification of Interim Filings*

I, Thomas G. Howitt, CFO of Gtech International Resources Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Gtech International Resource Limited (the issuer) for the period ending January 31, 2009;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 23, 2009

Thomas G. Howitt
CFO, Gtech International Resources Limited

SEC Mail Processing Section

MAR 16 2009

Washington, DC 106

DAVIS LLP LEGAL ADVISORS SINCE 1892

FROM THE OFFICE OF Joy Syho
DIRECT LINE 604.443.2643
DIRECT FAX 604.605.4879
E-MAIL jsyho@davis.ca

FILE NUMBER 67952-00001

March 2, 2009

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

Dear Sirs:

Re: Paragon Minerals Corporation - Exemption No. 82-35102

We are solicitors for Paragon Minerals Corporation which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Joy Syho
Paralegal
jss

Encs.

Davis:4610245.1

Date: March 2, 2009

Exemption No: 82-35102

PARAGON MINERALS CORPORATION
(the "Company")

LIST OF DOCUMENTS BEING SUBMITTED

1. **Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")**

	Document Name or Information		Date Filed
(a)	Incorporation Documents		
	(i)	Canada	N/A
(b)	Extra-provincial Registration		
	(i)	BC	N/A
	(ii)	Newfoundland	N/A
	(iii)	Nunavut	N/A
(c)	Annual Reports		
	(i)	Canada	N/A
	(ii)	BC	N/A
	(iii)	Newfoundland	N/A
	(iv)	Nunavut	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	Canada	N/A

(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

(e) Special Resolution

(i)	Canada	N/A
(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

2. Materials filed with the Securities Commissions of British Columbia, Alberta, Quebec and Ontario (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Quebec), and the Securities Act (Ontario), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), National Instrument 54-101, Shareholder Communications ("NI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), Multilateral Instrument 52-109, Certification of Disclosure in Companies' Annual and Interim Financial Statements ("MI 51-109"), and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"):

	Document Name or Information	Date Filed
(a)	Annual Report consisting of: (i) Audited annual financial statements and auditors' report thereon and (ii) Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory and not filed)	N/A
(c)	Annual CEO and CFO Officer Certifications under MI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	February 27, 2009 for the first quarter ended December 31, 2008
(e)	Interim CEO and CFO Officer Certifications under MI 52-109	February 27, 2009 for the first quarter ended December 31, 2008
(f)	News Releases	February 27, 2009
(g)	Form 51-102F3, Material Change Report	N/A
(h)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(i)	Notice of shareholders' meeting, Form of Proxy and Management's Information Circular	N/A
(j)	Form 45-106F1, Report of Exempt Distribution	N/A

(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) material changes to charter documents	N/A
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(r)	Prospectus	N/A
(s)	Amendment to Prospectus	N/A

(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Technical Reports	N/A

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :

	Document Name or Information	Date Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	
(c)	Annual Information Form (not mandatory and not filed)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	February 27, 2009 for the first quarter ended December 31, 2008
(e)	News Releases	February 27, 2009
(f)	Form 51-102F3, Material Change Report	N/A
(g)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	N/A

(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A
(s)	Exchange Bulletins announcing certain transactions:	
	(i) Promotional Investor Relations and Market-Making Activities	N/A
	(ii) Dividend/Distribution Declaration	N/A
	(iii) Private Placement	N/A
	(iv) Warrant Amendments	N/A
	(v) Shares for Debt	N/A
	(vi) Short Form Offering	N/A
	(vii) Acquisitions/Dispositions	N/A
	(viii) Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix) Name Change without Consolidation or Split	N/A
	(x) Name Change and Consolidation/Split	N/A
(t)	Listing Application	N/A

4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta, Quebec and Ontario and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

SEC Mail
Mail Processing
Section

MAR 1 6 2009

Washington, DC
106

Exemption No. 82-35102

PARAGON MINERALS CORPORATION

Financial Statements

Three months ended December 31, 2008

(Unaudited)

These financial Statements have not been reviewed by the Company's auditors.

PARAGON MINERALS CORPORATION

Balance Sheets

(Unaudited - Stated in Canadian Dollars)

		December 31, 2008		September 30, 2008
ASSETS				
Current assets				
Cash and cash equivalents (note 5)	$	719,806	$	1,593,028
Amounts receivable		248,449		347,103
Prepaid expenses		29,057		12,638
		997,312		1,952,769
Equipment (note 4)		48,890		56,782
Marketable securities (note 6)		12,834		24,041
Mineral property costs (note 7)		11,099,931		10,492,773
	$	12,158,967	$	12,526,365
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued liabilities	$	147,737	$	334,982
Future income taxes		360,844		218,911
		508,581		553,893
Shareholders' equity				
Accumulated comprehensive loss				
Deficit		(3,535,081)		(3,179,974)
Accumulated other comprehensive loss (note 9)		(128,689)		(116,232)
		(3,663,770)		(3,296,206)
Share capital (note 8(a))		14,054,149		14,054,149
Contributed surplus (note 8(b))		1,260,007		1,214,529
		11,650,386		11,972,472
	$	12,158,967	$	12,526,365

Nature and continuance of operations (note 1)

See accompanying notes to the financial statements

Approved by the Board of Directors:

"Michael Vande Guchte"

Michael Vande Guchte
Director

"David Adamson"

David Adamson
Director

PARAGON MINERALS CORPORATION

Statements of Operations and Deficit
For the three months ended December 31,
(Unaudited - Stated in Canadian Dollars)

		2008		2007
Expenses				
Amortization	$	5,493	$	4,098
General mineral exploration		-		3,107
Investor relations		2,631		30,586
Office and miscellaneous		20,903		23,125
Part XII.6 flow-through tax		-		3,809
Professional fees		8,695		7,234
Salaries and benefits		127,141		84,517
Stock-based compensation		45,478		85,429
Shareholder information		3,494		10,626
Transfer agent and filing fees		824		5,740
Travel and accommodation		6,139		-
Loss before other items		(220,798)		(258,271)
Foreign exchange gain		-		240
Interest income		5,933		22,989
Other income		1,691		-
Future income tax (expense) recovery		(141,933)		22,312
Net loss for the period		(355,107)		(212,730)
Deficit, beginning of the period		(3,179,974)		(976,250)
Deficit, end of the period	$	(3,535,081)	$	(1,188,980)
Basic and diluted loss per common share	$	(0.01)	$	(0.01)
Weighted average number of common shares outstanding		25,940,079		22,427,335

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statements of Comprehensive Loss

For the three months ended December 31,

(Unaudited - Stated in Canadian Dollars)

		2008		2007
Net loss for the period	$	(355,107)	$	(212,730)
Other comprehensive loss				
Unrealized gains (losses) on available for sale instruments:				
Cash and cash equivalents		-		(257)
Marketable securities		(12,457)		9,393
		(12,457)		9,136
Comprehensive loss	$	(367,564)	$	(203,594)

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statements of Cash Flows
For the three months ended December 31,
(Unaudited - Stated in Canadian Dollars)

		2008		2007
Operating activities				
Net loss for the period	$	(355,107)	$	(212,730)
Items not involving cash:				
Amortization		5,493		4,098
Gain on sale of equipment		(441)		-
Other Income		(1,250)		-
Stock-based compensation		45,478		85,429
Future income tax expense (recovery)		141,933		(22,312)
Fair value adjustment to cash equivalents		-		(257)
		(163,894)		(145,772)
Changes in non-cash working capital items:				
Amounts receivable		81,361		174,036
Prepaid expenses		(16,419)		(43,260)
Accounts payable and accrued liabilities		(15,566)		32,199
		(114,518)		17,203
Investing activities				
Mineral property costs		(788,481)		(1,247,600)
Proceeds on sale of equipment		2,840		-
Purchase of equipment		-		(9,876)
		(785,641)		(1,257,476)
Financing activities				
Common shares issued for cash		-		3,758,850
Share issue costs		-		(23,879)
Recovery of property costs incurred		24,896		206,159
Property management fees received		2,041		10,022
		26,937		3,951,152
(Decrease) increase in cash and equivalents		(873,222)		2,710,879
Cash and cash equivalents, beginning of period		1,593,028		1,241,561
Cash and cash equivalents, end of period	$	719,806	$	3,952,440

Supplemental disclosure of non-cash investing and financing activities – Refer to note 10.

Supplementary information				
Interest paid	$	-	$	-
Interest received	$	5,486	$	19,595

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION
Statement of Mineral Property Costs
(Unaudited - Stated in Canadian Dollars)

GOLD PROPERTIES	Balance September 30, 2008	Gross Expenditures/ (Recoveries)	Balance December 30, 2008	Balance, September 30, 2007	Gross Expenditures/ (Recoveries)	Balance, December 31, 2007
JBP Linear						
Plan of arrangement acquisition costs (1)	$ 1,625,276	-	$ 1,625,276	$ 1,625,276	$ -	$ 1,625,276
Option payments (2)	33,333	525	33,858	15,000	3,333	18,333
Exploration costs						
Geological and geochemical	253,911	34,493	288,404	139,738	30,377	170,115
Drilling	580,230	-	580,230	229,487	33,443	262,930
Geophysical	96,320	-	96,320	87,320	-	87,320
Travel	2,136	250	2,386	1,161	200	1,361
Other	7,275	-	7,275	7,275	-	7,275
Stock-based compensation	94,405	-	94,405	61,976	1,451	63,427
	2,692,886	35,268	2,728,154	2,167,233	68,804	2,236,037
Recoveries (3)	(366,016)	(1,463)	(367,479)	(54,069)	(21,250)	(75,319)
Project management fees	(34,114)	(386)	(34,500)	-	-	-
Option payments received	(6,250)	-	(6,250)	-	-	-
	2,286,506	33,419	2,319,925	2,113,164	47,554	2,160,718
Golden Promise						
Plan of arrangement acquisition costs (1)	374,829	-	374,829	374,829	-	374,829
Option payments (2)	55,000	-	55,000	35,000	-	35,000
Exploration costs						
Geological and geochemical	55,827	1,813	57,640	19,143	10,283	29,426
Drilling	707,451	-	707,451	524,424	161,951	686,375
Travel	8,789	-	8,789	5,506	1,989	7,495
Other	24,775	-	24,775	24,775	-	24,775
Stock-based compensation	56,364	-	56,364	45,073	-	45,073
	1,283,035	1,813	1,284,829	1,028,750	174,223	1,202,973
Recoveries (3)	(848,689)	(2,602)	(851,291)	(606,432)	(174,178)	(780,610)
Project management fees	(52,377)	(208)	(52,585)	(37,799)	(9,637)	(47,436)
Option payments received	(60,400)	-	(60,400)	(52,800)	-	(52,800)
	321,569	(997)	320,572	331,719	(9,592)	322,127
Other Gold Properties						
Plan of arrangement acquisition costs (1)	1,556,739	-	1,556,739	3,518,620	-	3,518,620
Option payments (2)	366,550	-	366,550	345,380	6,667	352,047
Exploration costs						
Geological and geochemical	311,353	62,674	374,027	122,600	28,344	150,944
Drilling	709,655	2,528	712,183	352,951	121,025	473,976
Geophysical	435	-	435	-	435	435
Travel	6,656	328	6,984	789	-	789
Other	12,300	5,325	17,625	17,025	-	17,025
Stock-based compensation	74,783	-	74,783	50,707	6,357	57,064
	3,038,471	70,856	3,109,327	4,408,072	162,828	4,570,900
Recoveries (3)	(986,717)	(18,341)	(1,005,058)	(359,725)	(10,731)	(370,456)
Project management fees	(60,403)	(1,248)	(61,651)	(25,356)	(385)	(25,741)
Option payments received	(21,250)	-	(21,250)	-	-	-
	1,970,101	51,267	2,021,368	4,022,991	151,712	4,174,703

PARAGON MINERALS CORPORATION
Statement of Mineral Property Costs
(Unaudited - Stated in Canadian Dollars)

BASE METAL PROPERTIES	**Balance September 30, 2008**	**Gross Expenditures/ (Recoveries)**	**Balance December 31, 2008**	**Balance, September 30, 2007**	**Gross Expenditures/ (Recoveries)**	**Balance, December 31, 2007**
South Tally Pond						
Plan of arrangement acquisition costs (1)	$ 206,558	$ -	$ 206,558	$ 206,558	$ -	$ 206,558
Option payments (2)	518,500			282,160	184,000	466,160
Exploration costs						
Geological and geochemical	613,756	131,063	744,819	58,739	32,436	91,175
Drilling	1,542,015	334,891	1,876,906	214,502	333,338	547,840
Geophysical	496,284	9,925	506,209	235,996	37,683	273,679
Travel	7,117	4,182	11,299	1,702	1,934	3,636
Other	6,872	-	6,872	3,738	1,240	4,978
Stock-based compensation	143,774	-	143,774	33,805	29,059	62,864
	3,534,876	480,061	4,014,937	1,037,200	619,690	1,656,890
Recoveries (3)	(37,779)	-	(37,779)	(37,779)	-	(37,779)
	3,497,097	480,061	3,977,158	999,421	619,690	1,619,111
Lake Douglas						
Plan of arrangement acquisition costs (1)	267,720	-	267,720	267,720	-	267,720
Option payments	214,000	-	214,000	95,000	-	95,000
Exploration costs						
Geological and geochemical	386,706	1,190	387,896	327,299	28,412	355,711
Drilling	322,390	-	322,390	3,552	296,336	299,888
Geophysical	193,281	-	193,281	165,291	870	166,161
Travel	1,593	-	1,593	1,593	-	1,593
Other	750	-	750	-	-	-
Stock-based compensation	111,026	-	111,026	90,146	17,327	107,473
	1,497,466	1,190	1,498,656	950,601	342,945	1,293,546
Recoveries (3)	(141,773)	-	(141,773)	(41,773)	-	(41,773)
	1,355,693	1,190	1,356,883	908,828	342,945	1,251,773
Other Base Metal Properties						
Plan of arrangement acquisition costs (1)	905,059	-	905,059	986,701	-	986,701
Option payments (2)	87,047	-	87,047	86,427	-	86,427
Exploration costs						
Geological and geochemical	55,903	42,218	98,121	36,157	5,808	41,965
Drilling	13,791	-	13,791	13,657	(150)	13,507
Geophysical	197,581	-	197,581	80,909	2,320	83,229
Travel	574	-	574	574	-	574
Other	26,173	-	26,173	16,174	-	16,174
Stock-based compensation	6,754	-	6,754	-	-	-
	1,292,882	42,218	1,335,100	1,220,599	7,978	1,228,577
Recoveries (3)	(260,753)	-	(260,753)	(106,701)	-	(106,701)
Project management fees	29,678	-	29,678	(1,125)	-	(1,125)
	1,061,807			1,112,773	7,978	1,120,751
	10,492,773	607,158	11,099,931	$ 9,488,896	1,160,287	$ 10,649,183

1. Properties acquired pursuant to the Rubicon Plan of Arrangement were valued at their carrying amounts on Rubicon's books, which consisted of historical acquisition and exploration expenditures.
2. Option payments include cash and share payments made pursuant to various property agreements.
3. Recoveries represent exploration and acquisition costs funded by partners, exploration grants received and option payments received.

See accompanying notes to the financial statements

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in Canada under the Canada Business Corporations Act on July 4, 2006 and is in the business of acquiring and exploring mineral property interests in Canada. The Company was incorporated to be the recipient of the Newfoundland portfolio of mineral exploration properties previously owned by Rubicon Minerals Corporation ("Rubicon") as part of Rubicon's re-organization under a Plan of Arrangement. The Plan of Arrangement became effective on December 8, 2006. Refer to note 5.

At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its Canadian properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. The Company is in the exploration stage.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and has an accumulated operating deficit of $3,535,081 at December 31, 2008. The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing to fund its exploration and administrative expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Summarized below are those policies considered particularly significant to the Company.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates.

Mineral Property Costs

The Company records its interest in mineral properties at cost. Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned, at which time these deferred costs will be amortized on a unit-of-production basis, charged to operations if sold, or written-off.

Mineral property cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition, option payments and direct exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company's management reviews capitalized costs on its property interests on a periodic and annual basis for impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of the property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Administration and management fees earned, which generally range from 8% to 10% of the allowable expenditures associated with exploration on certain properties, are offset against the historical costs deferred on those properties. Administrative costs are expensed as incurred.

Financial Instruments and Financial Risk

The Company's financial instruments consists of cash, temporary investments, amounts receivable, accounts payable and accrued liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company's shares on the TSX Venture Exchange on the date of the agreement to issue the shares or the date of share issuance. Shares issued as property option payments are valued at their fair market value on the date of issuance. Flow-through shares are common shares which are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

Stock-based Compensation

The Company follows the Standards of the Canadian Institute of Chartered Accountants ("CICA") in connection with accounting for stock option-based compensation. The standard requires that all stock option-based awards made to consultants and employees be recognized in these financial statements and measured using a fair value-based method.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital and the related contributed surplus, originally recognized when the options were granted, is transferred to share capital.

Income Taxes

The Company accounts for the tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Flow-through Shares

The Company has adopted the guidance of the CICA provided in Abstract #146 issued by its Emerging Issues Committee. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and shareholders' equity is reduced.

If the Company has sufficient unused tax loss carry-forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion of such unrecognized losses is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

(Unaudited - Stated in Canadian Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Asset retirement obligation

The Company recognizes the fair value of an Asset Retirement Obligation ("ARO") in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value is determined through a review of engineering studies, industry guidelines and managements estimate on a site-by-site basis. The fair value of the ARO is recorded as a liability, with a corresponding increase in the amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proven and probable reserves. The liability amount of accretion is expensed in the period. Actual costs incurred upon the settlement of the ARO are charged against the liability. At December 31, 2008 the Company does not have any asset retirement obligations.

3. CHANGES IN ACCOUNTING POLICIES

Capital Disclosures

Effective October 1, 2007, the Company adopted new CICA Handbook section 1535 which requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance (note 15).

Financial Instruments - Disclosure and Presentation

Effective October 1, 2007, the Company adopted new CICA Handbook sections 3862 and 3863 which replace CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation. These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk (note 14). The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity's key management personnel.

The Company's financial instruments, at December 31, 2008, consist of cash equivalents, amounts receivable, investments in public companies, accounts payable and accrued liabilities. Cash equivalents, amounts receivable and investments in public companies have been classified as available for sale. The carrying values of cash equivalents and amounts receivable approximate their fair values due to their short term nature. Investments in public companies are revalued to market, based on quoted market prices, on acquisition and are re-valued to market at each succeeding period end. Unrealized changes in fair value are recorded as other comprehensive income and included in shareholders' equity. Accounts payable and accrued liabilities are classified as other financial liabilities, measured at amortized cost using the effective interest rate method, however due to their short term nature, their carrying amounts approximate fair value.

New Canadian Accounting Pronouncements

International Financial Reporting Standards ("IFRS")

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of October 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended September 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(Unaudited - Stated in Canadian Dollars)

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents, at the end of the period, consists of the following:

	Three Month Period Ended December 31, 2008	Year Ended September 30, 2008
Cash held in treasury accounts	$ 77,864	$ 749,796
Bankers acceptances with under 3 month maturity	-	638,480
Term deposits	641,942	204,752
	$ 719,806	$ 1,593,028

5. EQUIPMENT

The Company's equipment at the end of the period is summarized as follows:

	Three Month Period Ended December 31, 2008			Year Ended September 30, 2008
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Furniture and office equipment	$ 7,186	$ 1,501	$ 5,685	$ 5,984
Computer equipment	55,815	26,474	29,341	35,177
Software	25,302	11,438	13,864	15,621
	$ 88,303	$ 39,413	$ 48,890	$ 56,782

6. MARKETABLE SECURITIES

The Company's marketable securities at the end of the period are summarized as follows:

Three Month Period Ended December 31, 2008	Number of shares at year end	Opening Balance	Additions at cost	Unrealized Loss	Market value
Crosshair Exploration & Mining Ltd.	40,000	$ 9,600	$ -	$ (2,000)	$ 7,600
Ucore Uranium Inc.	130,840	14,441	1,250	(10,457)	5,234
		$ 24,041	$ 1,250	$ (12,457)	$ 12,834

Year Ended September 30, 2008	Number of shares at year end	Opening Balance	Additions at cost	Unrealized Loss	Market value
Crosshair Exploration & Mining Ltd.	40,000	$ 39,400	$ 7,600	$ (37,400)	$ 9,600
Ucore Uranium Inc.	99,500	20,400	38,437	(44,396)	14,441
		$ 59,800	$ 46,037	$ (81,796)	$ 24,041

(Unaudited - Stated in Canadian Dollars)

6. MARKETABLE SECURITIES *(Continued)*

Market values of public company shares have been determined from the quoted price of the shares on the exchange where they are listed, as of the end of the year. Unrealized losses are included as a component of Other comprehensive Loss.

7. MINERAL PROPERTIES

The following is a summary of the Company's Newfoundland property transactions and holdings since its inception in 2006.

GOLD PROPERTIES

JBP Linear Property

Pursuant to the Plan of Arrangement, the Company acquired a 100% interest in the JBP Linear property, subject to advance royalties of $15,000 per year commencing in 2007 and Net Smelter Return (NSR) royalties of up to 3%, of which up to 2% can be re-purchased by the Company.

The Company has granted a property option to acquire an interest in its JBP Linear Property as follows:

JBP-Appleton Linear Option Agreement (JBP Linear property) – Sprott Resource Corp.

On November 15, 2007, the Company optioned its 100% owned, JBP Linear property (and Appleton Linear property) to Sprott Resource Corp. ("Sprott"). Under the terms of the Agreement, Sprott was able to earn up to a 70% interest in the property.

On December 11, 2008 Sprott Resource Corp. ("Sprott") notified the Company that has elected to withdraw from the JBP-Appleton Linear Property Option Agreement as it no longer fit with their corporate strategy. As a result, both the JBP Linear property and Appleton Linear property revert 100% back to the Company with Sprott retaining no interest.

Golden Promise Property

Pursuant to the Plan of Arrangement, the Company acquired a 100% interest in the Golden Promise Property subject to a final option payment of $15,000 in 2007 ("paid"), advance royalties of $20,000 per year commencing in 2007 and Net Smelter Return (NSR) royalties of up to 2%, of which 1% can be re-purchased by the Company.

The Company has granted a property option to acquire an interest in its Golden Promise Property as follows:

Golden Promise Property Option Agreement – Crosshair Exploration & Mining Ltd.

The Golden Promise property is under option to Crosshair Exploration & Mining Ltd. ("Crosshair"), whereby Crosshair can earn a 60% interest in the property. Under the terms of the agreement, Crosshair must spend $4.0 million over four years, including $750,000 firm in the first year (complete) and make share payments totaling 80,000 shares (40,000 paid).

On June 4th 2008, the Company entered into an agreement to sell its interest in the Golden Promise property and its 40% interest in the South Golden Promise gold property, Victoria Lake property, and Victoria Lake 10118M property (collectively, the "Properties") to Crosshair and Gemini Metals Corp. ("Gemini"). Gemini is Crosshair's proposed spinout company to be formed to further explore its gold and base metal projects in Newfoundland. The Properties are all located in central Newfoundland and are all under option to or have been earned into by, Crosshair.

(Unaudited - Stated in Canadian Dollars)

7. MINERAL PROPERTIES *(continued)*

Since the announcement of this agreement, significant changes in the financial markets affecting the resource sector has added additional risk to this transaction being delayed or not completing. Subsequent to the end of the period, the Company has extended the agreement to March 31, 2009.

Other Gold Properties

Pursuant to the Plan of Arrangement, the Company acquired a portfolio of 15 other gold properties. The Company holds or held a 100% interest in all these other gold properties to the end of the period ended December 31, 2008, with the exception of the Appleton Linear property and Huxter Lane SW property. The Company terminated the Huxter Lane SW property option agreement on December 11, 2008 and the Company can earn a 100% interest in the Appleton Linear property by making cash and share payments. The other gold properties are subject to varying NSR royalties of up to 3%, of which up to 2% can be re-purchased by the Company.

The Company has outstanding property option payments on the optioned properties as follows:

Appleton Linear property

During the period ended December 31 2008, the Company held options to earn a 100% interest in 2 of 4 properties (Linear property and Bowater property) that collectively, along with the 100%-owned Appleton property and 100%-owned Golden Bullet property, form the Appleton Linear property. Subsequent to Sprott dropping the JBP-Appleton Linear Agreement on December 11, 2008, the Company terminated the Linear property option agreement on December 29, 2008 and retains no further interest. To earn a 100% interest in the Bowater property, the Company must make $160,000 ($40,000 paid) in cash option payments to the property vendor. Advance royalty payments of $25,000 per year are due on the Golden Bullet property.

Subsequent to the period ended December 31, 2008, the Company terminated the Appleton property option agreement on February 6, 2009.

The Company has granted property options to acquire interests in five of its Other Gold Properties as follows:

JBP-Appleton Linear Option Agreement (Appleton Linear property) – Sprott Resource Corp.

On November 15, 2007, the Company optioned its Appleton Linear property (and JBP Linear property) to Sprott Resource Corp. ("Sprott"). The option agreement was terminated by Sprott on December 11, 2008 (see Gold Properties – JBP Linear Property for details).

Victoria Lake Option Agreement (South Golden Promise gold property) – Crosshair Exploration & Mining Ltd.

Crosshair has acquired a 60% interest in one of the Company's gold properties (South Golden Promise property) and two of the Company's base metal properties (Victoria Lake property and Victoria Lake 10188M property – see Other Base Metal Properties). Under the terms of the agreement, Crosshair spent $1.75 million over a four-year period and issued a total of 400,000 shares (issued previously to Rubicon).

On June 4th 2008, the Company entered into an agreement to sell its interest in the South Golden Promise property (see Gold Properties – Golden Promise Property for details)

Huxter Lane Option Agreement – Yamana Gold Inc.

Yamana Gold Inc. ("Yamana") held the option to acquire up to 70% interest in the Company's Huxter Lane Gold Property (2 licenses, 86 claims).

(Unaudited - Stated in Canadian Dollars)

7. MINERAL PROPERTIES *(continued)*

On December 10, 2008 Yamana Gold Inc. notified the Company that it was withdrawing from the Huxter Lane Joint Venture as part of its plans to refocus its exploration efforts. As a result, the Huxter Lane property reverts 100% back to the Company with Yamana retaining no interest in the property.

Huxter Lane SW Option Land Offer – Yamana Gold Inc.

On March 20, 2007, under terms of the Huxter Lane Option Agreement, Yamana elected to include the Huxter Lane SW property (2 licenses, 37 claims) under the Huxter Lane Option Agreement. Subsequent to the termination of the Huxter Lane Option Agreement by Yamana, the Company terminated the Huxter Lane SW Option Agreement with the property vendors in December 2008.

Long Pond Option Agreement – Metals Creek Resources Corp.

On August 14, 2008, the Company optioned its 100%-owned Long Pond gold property (2 mineral licenses, 63 claims) located in the Baie Verte area of north central Newfoundland to Metals Creek Resources Corp. ("Metals Creek"). Under the terms of the agreement Metals Creek must spend $500,000 over four years, including $50,000 firm in the first year, and make share issuances totaling 300,000 shares (including 50,000 shares firm in the first year) to earn a 60% interest in the project. The property is subject to an underlying 0.5% NSR agreement that can be purchased by the Company at any time for $500,000. Metals Creek will be the operator during the earn-in period.

BASE METAL PROPERTIES

South Tally Pond Property

On September 1, 2006 the Company signed an option to acquire a 100% interest in 2 mineral licenses (249 claims) located in central Newfoundland. In order for the Company to acquire the interest in the property it must:

a) Issue 250,000 shares on December 15, 2006, the option effective date (issued);
b) Issue 250,000 shares on December 15, 2007 (issued);
c) Issue 500,000 shares on the earlier of December 15, 2014 or the completion of a bankable feasibility study;
d) Fund exploration expenditures of $30,951 incurred by the option or prior to the option effective date (paid).

The property is subject to a 2% NSR royalty.

Lake Douglas Property

Pursuant to the Plan of Arrangement, the Company acquired an option to earn a 100% interest in the Lake Douglas property, pursuant to two agreements, by issuing 450,000 common shares and paying $500,000 in cash over 5 years. On January 10, 2008 the agreement was amended to decrease the aggregate cash option payments from $500,000 to $350,000 by January 2012 ($150,000 paid) and to increase the number of common shares to be issued from 450,000 common shares to 600,000 common shares by January, 2012 (200,000 shares issued).

The property is subject to a 2% NSR royalty, of which the Company may purchase 1% for $1,000,000 and a right of first refusal on the remaining 1% NSR.

(Unaudited - Stated in Canadian Dollars)

7. MINERAL PROPERTIES *(continued)*

Other Base Metal Properties

Pursuant to the Plan of Arrangement, the Company acquired a portfolio of 9 other base metal properties with interests of 51% (Seal Bay property, West Cleary property), the option to earn a 100% interest in the Victoria Lake 10188M property (completed in fiscal 2007) and a 100% interest in the remaining properties. The Victoria Lake and Victoria Lake 10188M properties were subject to an option agreement with Crosshair, described earlier in these notes and completed in the current fiscal year, pursuant to which Crosshair earned a 60% interest in these properties. The properties are subject to NSR royalties of up to 2.5% of which up to 50% can be re-purchased by the Company. The Company also acquired three addition properties by Company staking following the Plan of Arrangement.

Victoria Lake Option Agreement (Victoria Lake and Victoria Lake 10188M properties)

As described above in the discussion of the Golden Promise property, the Company has entered into an agreement to sell its 40% interest in the Victoria Lake and Victoria Lake 10188M properties to Crosshair.

8. SHARE CAPITAL

a) Authorized share capital consists of an unlimited number of common shares without par value.

The following is a summary of changes in issued share capital:

	Three month period Ended December 31, 2008		Year Ended September 30, 2008	
	Number of Shares		Number of Shares	
Balance, beginning of the year	25,940,079	$ 14,054,149	21,162,940	$ 10,883,983
Private placements – non-flow-through	-	-	1,391,214	973,850
Private placements – flow-through	-	-	2,785,000	2,785,000
Mineral property acquisition	-	-	375,000	292,500
Options exercised	-	-	29,166	13,709
Fair value of options exercised	-	-	-	11,257
Finders' fee shares	-	-	196,759	143,634
Future taxes related to flow through renunciation	-	-	-	(877,275)
Other share issuance costs	-	-	-	(172,509)
Balance, end of the year	25,940,079	$ 14,054,149	25,940,079	$ 14,054,149

b) The following is a summary of changes in contributed surplus which consist entirely of stock based compensation transactions.

	Three months ended December 31, 2008	Year ended September 30, 2008
Balance at beginning of year	$ 1,214,529	$ 745,520
Stock-based compensation - operations	45,478	268,318
Stock-based compensation - properties	-	211,948
Fair value of options exercised	-	(11,257)
Balance at end of year	$ 1,260,007	$ 1,214,529

(Unaudited - Stated in Canadian Dollars)

8. SHARE CAPITAL *(continued)*

c) Stock Options

The Company has adopted an incentive stock option plan authorizing the issue of up to 20% of the amount of shares issued as at the initial listing date on the TSX Venture Exchange, 4,014,581 options. Under the plan, options may only be issued to directors, officers, employees and consultants of the Company and must be subject to a vesting period as required under TSX Venture Exchange policies. The term of each grant shall be no greater than 5 years from the date of grant. The option price shall be no less than the fair market value of the Company's shares on the date of the grant. The following is a summary of the changes in the Company's outstanding stock options.

	Three months ended December 31, 2008		Year ended September 30, 2008	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$
Beginning balance	2,618,849	0.60	1,943,013	0.68
Granted	-	-	1,121,000	0.45
Exercised		-	(29,166)	0.48
Expired or forfeited	(180,520)	0.65	(416,000)	0.72
Ending balance	2,438,327	0.58	2,618,847	0.60

The weighted average grant date fair value of options granted during the period was $0.40.

Summary of stock options outstanding:

December 31, 2008			
Stock Options	Number Outstanding	Price $	Weighted Average Life in Years
	435,000	0.28	4.44
	60,000	0.30	4.39
	75,000	0.30	4.42
	16,666	0.38	1.67
	25,000	0.42	1.70
	33,333	0.49	1.95
	435,000	0.61	4.10
	183,331	0.67	1.10
	58,333	0.67	1.16
	3,333	0.67	4.81
	33,332	0.69	1.00
	1,005,000	0.70	3.17
	30,000	0.70	3.32
	44,999	0.84	0.07
Total stock options	2,438,327	0.58	3.30

(Unaudited - Stated in Canadian Dollars)

8. SHARE CAPITAL *(continued)*

The fair value of options, including options granted pursuant to the Rubicon Plan of Arrangement, has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	Year Ended September 30, 2008
Risk-free interest rate	2.88% to 3.48%
Expected life	5.00 years
Expected volatility	117% to 148%
Expected dividend yield	0%

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

d) Summary of warrants outstanding:

December 31, 2008				
Warrants	Expiry Date	Number Outstanding	Weighted Average Price ($)	Weighted Average Life (years)
	December 6, 2009	695,607	1.05	0.93
Total warrants		695,607	1.05	0.93

9. ACCUMULATED OTHER COMPREHENSIVE LOSS

	Three months ended December 31, 2008	Year ended September 30, 2008
Accumulated other comprehensive loss, beginning of year	$ (116,232)	$ (34,718)
Other comprehensive loss for the year	(12,457)	(81,514)
Accumulated other comprehensive loss, end of year	$ (128,689)	$ (116,232)
Components of accumulated other comprehensive loss are:		
Unrealized losses on temporary investments	$ -	$ 282
Unrealized losses on public company shares	(12,457)	(81,796)
Other comprehensive loss	$ (12,457)	$ (81,514)

(Unaudited - Stated in Canadian Dollars)

10. SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the three months ended December 31, 2008 (2007), the Company issued $nil (2007 - 250,000) common shares at a value of $nil (2007 - $182,500) for mineral properties. The Company recorded stock based compensation of $nil (2007 - $54,195) as mineral property costs. Included in accounts payable and accrued liabilities at December 31, 2008 is $56,548 (2007 - $296,854) of mineral property costs. Included in accounts receivable at December 31, 2008 is $124,798 (2007 - $487,794) of mineral property recoveries.

11. COMPARATIVE FIGURES

The comparative figures have been reclassified where necessary to conform to the presentation of the current period.

Exemption No. 82-35102

PARAGON MINERALS CORPORATION

MANAGEMENT DISCUSSION & ANALYSIS

THREE MONTHS ENDED DECEMBER 31, 2008

Suite 1500 – 701 West Georgia Street, Vancouver BC V7Y 1C6
Tel: 604.629.2353 Fax: 604. 629.2489
E-mail: paragon@paragonminerals.com Website: www.paragonminerals.com

INTRODUCTION

The following Management Discussion and Analysis ("MD&A") of the financial position and results of operations of Paragon Minerals Corporation ("Paragon" or the "Company"), dated February 27, 2009, should be read in conjunction with the unaudited interim financial statements for the three month period ended December 31, 2008, the audited financial statements for the year ended September 30, 2008, and the annual MD&A for the year ended September 30, 2008. All dollar figures stated herein are expressed in Canadian dollars, unless specified. Additional information about the Company can be found on SEDAR at www.sedar.com

Paragon is a Canadian-based junior exploration company engaged in the acquisition, exploration and development of gold and base metal projects, specifically within the Province of Newfoundland and Labrador. The Company has a significant portfolio of gold and base metal exploration properties in Newfoundland, which it is exploring through a combination of Company-funded exploration and partner-funded exploration. The Company is listed on the TSX Venture Exchange under the symbol "PGR".

The Company's head office and principal business address is Suite 1500, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6 and its registered and records office is located at 2800 Park Place, 666 Burrard Street, Vancouver, BC, V6C 2V6.

OVERVIEW

The Company was incorporated as "Paragon Minerals Corporation" under the Canadian Business Corporations Act ("CBCA") on July 4, 2006 in order to facilitate a Plan of Arrangement under which Rubicon Minerals Corporation ("Rubicon"), a public company whose shares are listed on the Toronto Stock Exchange and American Stock Exchange, would proceed with a reorganization which would have the result of dividing it's mineral assets between three separate public companies: the then existing Rubicon and two newly created companies, namely the Company and CopperCo Resource Corp ("CopperCo"). Upon completion of the Plan of Arrangement on December 8, 2006, the Company acquired the exploration assets held by Rubicon in the Province of Newfoundland & Labrador and the Territory of Nunavut. For additional details on the Arrangement, please refer to the Rubicon Management Information Circular dated July 7, 2006 and filed on SEDAR at www.sedar.com.

During the three month period ended December 31, 2008, the Company spent $788,481 on exploration of which $24,896 was funded by partners. Net losses for the period ended December 30, 2008 were $355,107. The Company continued to advance its key gold and base metal properties through partner-funded and company-funded exploration to the end of 2008. As part of its flow-through expenditure commitment, the Company has met its required expenditures to December 31, 2008.

In light of the recent uncertainty in the financial markets and resource sector, and in order to conserve its cash, the Company is reducing its company-funded exploration activities in 2009 to maintaining its key properties. The Company has already significantly downsized its exploration staff and will continue to reduce its non-core property portfolio as necessary to conserve cash. The Company has sufficient funds to maintain its operations through 2009 and is reviewing its core assets and assessing new opportunities. The Company's priority will be to maintain and secure additional partners for several of its 100%-owned gold and base metal projects, to evaluate all new opportunities for the Company, and to secure new financings for future exploration programs.

The Company currently has two exploration JV partners including Crosshair Exploration & Mining Ltd. ("Crosshair") and Metals Creek Resources Corp ("Metals Creek"). Discussions with potential partners are underway with respect to several of the Company's other 100%-owned properties. In June 2008, the Company announced plans to vend its remaining interest in four optioned properties into a new company called Gemini Metals Corp. ("Gemini") to be created by Crosshair. Due to the market downturn, the successful completion of this transaction is unlikely to occur exactly as planned, however, the Company is confident that the companies will complete a transaction on the properties in early 2009.

MINERAL PROPERTIES

Pursuant to the December 2006 Rubicon Plan of Arrangement, Rubicon transferred to the Company its gold and base metal mineral properties located in the Province of Newfoundland & Labrador and the Territory of Nunavut. Through this transaction, the Company acquired a total of 27 exploration properties. As of December 31, 2008, the Company has twenty-one exploration properties (9 gold properties, 12 base metal properties) of which one gold property is under option to a joint venture partner, four properties (2 gold and 2 base metal properties) are pending a property sale agreement, and one base metal property is pending a joint venture agreement.

EXPLORATION UPDATE

Exploration work during the three month period ended December 31, 2008 focused on the South Tally Pond base metal project. Report writing and compilation was completed on two partner-funded projects including the JBP-Appleton Linear property and the Huxter Lane property. Both of these partner-funded projects were returned to the Company in early December 2008. Results of the exploration work during the three month period ended December 31, 2009 are summarized below with additional information available on the Company website.

Gold Projects

JBP- Appleton Linear Property
On December 11, 2008 Sprott Resource Corp. ("Sprott") notified the Company that has elected to withdraw from the JBP-Appleton Linear Property Option Agreement as it no longer fit with their corporate strategy. As a result, both the JBP Linear property and Appleton Linear property, collectively the "JBP-Appleton Linear Property" revert 100% back to the Company with Sprott retaining no interest. The Company will review all results of the exploration work on the two properties and evaluate plans for continued exploration on the properties.

Golden Promise JV Property
No exploration was completed on the property by Crosshair during the period. In June 2008 the Company entered into an agreement to vend it remaining interest in the Golden Promise property (plus three other optioned properties) into a new company (Gemini) to be created by Crosshair. See Note 7 in the Interim Financial Statements ended December 31, 2008 for details.

Other Properties (gold)

Huxter Lane Property
On December 10, 2008 Yamana Gold Inc. notified the Company that it is withdrawing from the Huxter Lane Joint Venture as part of its plans to refocus its exploration efforts. As a result, the Huxter Lane property reverts 100% back to the Company with Yamana retaining no interest in the property. The Company will review the exploration results to date and evaluate plans for continued exploration on the Huxter Lane property.

Long Pond JV Property (gold)
On August 14, 2008, the Company optioned its 100%-owned Long Pond gold property (2 mineral licenses) located in the Baie Verte area of north central Newfoundland to Metals Creek Resources Corp. ("Metals Creek"). See Note 9 in the Interim Financial Statement ended December 31, 2008 for details. No further work was carried out during the period ended December 31, 2008.

Maritec Property
The Company completed additional data compilation and a field visit to the property area during the period. Results of the work indicate that the property is underlain by gold-bearing pyritic iron formation of the Goldenville Trend and gold-bearing quartz carbonate veins hosted within altered mafic and ultramafic rocks. Further geological mapping and prospecting is planned for 2009.

Base-Metal Projects

South Tally Pond Project – South Tally Pond Property
The South Tally Pond property is located in central Newfoundland and is under option from Altius Resources Inc., whereby the Company can earn a 100% interest in the property. The property is situated in the same volcanic belt

and has strong similarities to the rocks that host Teck Cominco's Duck Pond Mine (5.48 million tonnes of 3.3% copper, 5.8% zinc, 0.9% lead, 59 g/t silver and 0.86 g/t gold), located 20 kilometres to the northeast. The Company has a significant land position covering approximately 26,100 hectares immediately southwest of the Duck Pond Mine.

In October, 2007, the Company made a significant base metal discovery at the Lemarchant Prospect, where massive sulphides grading up to 9.46% zinc, 2.13% lead, 0.81% copper, 73.44 g/t silver, 1.85 g/t gold were intersected over 14.6 metres. The Lemarchant mineralization is hosted within a 4,000 metre long and 700 metre wide sequence of highly altered felsic volcanic rocks. Exploration work completed at the Lemarchant Prospect during the three month period ended December 31, 2008 consisted of nine drillholes totaling 3,000 metres.

The Lemarchant area is underlain by north-northwest striking sequence of bimodal submarine volcanic rocks (rhyolites and basalts) of the Tally Pond volcanic belt. The host rocks to the sulphide mineralization are moderate to intensely altered proximal felsic volcanic rocks consisting of rhyolite breccias, massive flows and lesser tuffaceous felsic rocks. The footwall to the semi-massive and massive sulphide mineralization is characterized by a well developed base-metal stringer system with associated variably quartz-sericite alteration and patchy to pervasive chlorite alteration that overall increases in intensity towards the north-northwest. Current structural interpretation suggests that the volcanic rocks underlying the Lemarchant prospect are part of a fold–thrust belt, similar to that described for the greater Tally Pond volcanic belt. The relationship between the volcanic units is largely determined by the displacements of low angle thrust faults and higher angle block faults.

Wide-spaced drilling completed to-date by the Company at the Lemarchant Prospect has outlined precious metal-rich zinc-lead-copper semi-massive to massive sulphide mineralization over a 500-metre strike length from sections 101+00N and 106+00N. The mineralized zone is located approximately 200 to 300 metres below surface and appears to plunge gently to the north-northwest. Eight drillhole intercepts through the semi-massive to massive sulphide mineralization range from 3 to 14.6 metres in thickness. The overall width of the sulphide mineralization is not well constrained based on the current drilling, but locally measures up to 100 metres in width on two of the sections. The mineralized zone remains open along strike.

Drilling from September through November, 2008 further defined the massive sulphide mineralization intersected between sections 101+00N and 104+00N and extended the base metal semi-massive sulphide mineralization to the north onto section 106+00N (LM08-37). A further 100-metre step out drillhole to the north (LM08-38, Section 107+00N) intersected altered felsic volcanic rocks with a thick mafic intrusive (35 metres) cutting through the projected target zone. A further 100-metre step out drillhole to the south (LM08-39, Section 100+00N) intersected mafic volcanic rocks over most of its length with local intervals of mineralized felsic volcanic rocks in the projected target zone. Results of all drillholes, including all historic drill holes are listed on the Company website.

South Tally Pond Project - Regional Area
The South Tally Pond Project Regional Area consists of five, 100%-owned Company properties that cover the remainder of the prospective Tally Pond volcanic belt immediately southwest of the Duck Pond Mine. These properties surround the South Tally Pond property and include the Harpoon property, Gills Pond property, Barren Lake property, South Tally Pond Extension property and Higher Levels property. All six properties are collectively referred to as the South Tally Pond Project.

In November 2008, Paragon collected a total of 626 soil samples over three target areas, including the Beaver Lake prospect. Soil samples were collected at the Beaver Lake prospect to provide some initial soil geochemical coverage over a historical electromagnetic conductor (1.5 km long) and coincident gravity anomalies (300 and 500 metres in length). Results from the sampling indicate anomalous zinc, lead, copper, and silver values that correspond with the historic geophysical anomalies. The area is underlain by vent proximal felsic pyroclastic breccias similar to that observed at the Lemarchant Prospect and the Duck Pond Mine.

Lake Douglas Project
No exploration was completed on the property during the period. The Company renegotiated the option terms on the Lake Douglas property subsequent to the period end. See Note 9 in the Interim Financial Statements ended December 31, 2008 for details.

Other Properties (base metals)

Lewis Lake Property
In December, 2008, a soil sampling program (863 samples) was completed over a previously recommend priority area. Sample results indicate coincident anomalous zinc, lead, copper, silver and gold values in an area approximately 0.6 square kilometres in area. The soil anomaly coincides with mineralized base metal bearing float from historic prospecting and anomalous base metal values intersected in two drillholes.

EXPLORATION OUTLOOK

In light of the continued uncertainty in the financial markets and resource sector, and in order to conserve its cash, the Company is reducing its company-funded exploration activities in 2009 to the maintenance of its key properties. During the period, the Company has significantly downsized its exploration staff and will also continue to reduce its non-core property portfolio as necessary to conserve cash. The Company has sufficient funds to maintain its operations through 2009 and is reviewing its core assets and assessing new opportunities. The Company's priority will be to maintain and secure joint venture partners on several of its 100%-owned gold and base metal projects, to evaluate new project opportunities for the Company, and to secure new financings for future exploration programs.

The Company currently has two exploration JV partners including Crosshair Exploration & Mining Ltd. and Metals Creek Resources Corp. Discussions with potential partners are underway with respect to several of the Company's 100%-owned properties. In June 2008, the Company announced plans to vend certain of its optioned properties into a new company (Gemini) to be created by Crosshair for cash and shares. Due to the market downturn, the successful completion of this transaction is unlikely to occur exactly as planned, however, the Company is confident that the companies will complete a transaction on the properties in early 2009.

MANAGEMENT CHANGES

On December 5, 2008, the Company ended its employment contract with Mr. Bruce Mitton, P.Geo., Vice President Exploration in conjunction with other exploration staff reductions in November/December, 2008.

RESULT OF QUARTERLY OPERATIONS

The Company's financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") in Canadian dollars.

	Q1 Dec 31 2008	**Q4 Sept 30 2008**	**Q3 Jun 30 2008**	**Q2 Mar 31 2008**	**Q1 Dec 31 2007**	**Q4 Sept 30 2007**	**Q3 Jun 30 2007**	**Q2 Mar 31 2007**
	$	**$**	**$**	**$**	**$**	**$**	**$**	**$**
Interest income	5,933	15,684	10,688	39,763	23,229	16,155	2,5300	31,878
Net (loss) income	(355,107)	(1,827,536)	13,140	(176,598)	(212,730)	(169,343)	(282,809)	(152,867)
Basic and diluted (loss) income per share	(0.01)	(0.07)	0.00	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

For the three month period ended December 31, 2008, the Company incurred net losses of $355,107 ($0.01 per share) compared to a net loss of $212,730 ($0.01 per share) incurred in the three month period ended December 31, 2007, an increase in net loss of $142,377. Causes of variances were as follows:

- Investor relations were lower by $27,955 due to the reduction of in-house staffing costs and investor conferences for the period being prepaid (Toronto Cambridge; Newfoundland & Labrador CIM conference).

- Salaries and benefits expenses were higher by $42,624 due to a severance payment of $82,500 pursuant to the employment contract with Mr. Mitton.
- Stock based compensation was lower by $39,951 due to fewer options being granted and vested.
- Future income tax (expenses) recoveries, arising from favorable imbalances in tax return pools, increased by $164,245 due to adjustments to tax pool balances.

Income/loss is not affected by seasonality but can fluctuate considerably due to events such as mineral property write-offs, new stock option grants, flow-through share renunciations and corporate re-organizations.

Liquidity and Capital Resources

As at December 31, 2008, the Company had cash and cash equivalents and short-term money market investments of $720,000 compared to $1.59 million at September 30, 2008. The decrease in cash is mainly due to flow-through expenses being incurred and no financings being done. Working capital for the period ended December 31, 2007 was $850,000 as compared to $1.62 million at September 30, 2007.

As at September 30, 2008, the Company had CEE spending commitments of approximately $612,000 to be completed by December 31, 2008 as compared to $880,000 at September 30, 2007. Flow-through spending commitments were met in both years by the required date of December 31, 2007 and December 31, 2008.

Other sources of funds, during the three month period ended December 31, 2008, included recovery of exploration costs and property management fees from optionees of the Company's properties of $25,000.

The Company has sufficient funds to maintain its operations through 2009, but it will not be able to maintain the same level of company-funded exploration that it has in previous two years without further financings. The Company's priority in 2009 will be to maintain its current partners, secure additional partners for several of its 100%-owned gold and base metal projects, evaluate new opportunities for the Company, and secure new financings for future exploration programs.

Financing Details

None

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements other than that which is disclosed under note 11(c) "NRD Agreement", of the financial statements.

Related Party Transactions

The Company has no related party transactions.

CRITICAL ACCOUNTING POLICIES

The Company's significant accounting policies are described in Note 2 of the September 31, 2008 financial statements. The Company considers the following policies to be most critical in understanding its financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates are based on past experience, industry trends and known commitments and events. By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Carrying value of mineral property interests

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs. Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value. Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property. The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property's estimated fair value.

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants. Under this method, the fair value of compensatory warrants or agents stock options are calculated at the grant date and recorded as share issue costs at the date of grant, with the offsetting credit to contributed surplus. Employee and consultant options are expensed over the period in which related services are rendered. If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted. This model is subject to various assumptions and estimates including the Company's future stock volatility, expected life of options granted, and the risk free interest rate. The Company believes its estimates are reasonable under the circumstances.

Flow-through share renunciations

Upon the renunciation of the tax benefits of exploration expenditures to flow-through shareholders, the Company reduces share capital and records a temporary future income tax liability for the amount of the tax deduction transferred to shareholders. In instances where the Company has available tax loss carry forwards or other deductible temporary differences, the benefits of which have not previously been recognized, those benefits will be re-instated and credited to income in the period of renunciation.

Changes in Accounting Policies including Initial Adoption

Capital Disclosures, CICA Handbook Section 1535

Effective October 1, 2007, the Company adopted new CICA Handbook section 1535 which requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

Financial Instruments - Disclosure and Presentation, CICA Handbook Sections 3862 and 3863

Effective October 1, 2007, the Company adopted new CICA Handbook sections 3862 and 3863 which replace CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation. These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity's key management personnel.

New Accounting Pronouncements

The following pronouncements recently issued by the Canadian Institute of Chartered Accountants ("CICA") will likely impact the Company's future accounting policies:

International Financial Reporting Standards ("IFRS")

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Outstanding Share Data

As at December 31, 2008, the Company had the following common shares, stock options and warrants outstanding:

Issued and Outstanding Common shares	25,940,079
Stock options	2,438,327
Warrants	695,607
Fully diluted shares outstanding	29,074,013

Additional information on the Company, including other public filings, is available on SEDAR at www.sedar.com.

RISK FACTORS

Companies operating in the mining industry face many and varied kinds of risk. While risk management cannot eliminate the impact of potential risks, the Company strives to manage such risks to the extent possible and practical. The following are the risk factors most applicable to the company:

Industry

Exploring and developing mineral resource projects bears a high potential for all manner of risks. The Company properties are in the exploration stage and are without a known body of commercial ore. Development of any of the Company's properties will only follow upon obtaining satisfactory exploration results, mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that Company's mineral exploration activities will result in the discovery of a body of commercial ore on any of its properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineable mineralized deposits

Financing

The Company is in the exploration stage and as such has no significant source of revenue. Its continued operations are dependent upon the ability of the company to obtain additional equity or partner financing. Obtaining further financing may be dependent upon market conditions and results of exploration. There is no assurance that the Company's exploration efforts will be successful or that market conditions will be favourable. The Company will require additional funding to maintain its mineral properties in good standing. The lack of additional financing could result in delay or indefinite postponement of further exploration and possible, partial or total loss of Paragon's interest in its mineral properties.

Title

There is no guarantee that title to properties in which Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. In addition, certain of the mining claims in

which the Company has an interest are not recorded in the name of the Company and cannot be recorded until certain steps are taken by other parties. Before a number of claims under option can be recorded in Company's name, the underlying title holder has to assign title to the Company once the Company satisfies its option agreement obligations. There are no assurances that the underlying title holder will assign title.

Operating Hazards and Risks

Mineral exploration involves many risks. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the conduct of exploration programs.

Environmental Factors

The Company currently conducts exploration activities in the Canadian Province of Newfoundland and Labrador. Such activities are subject to various laws, rules and regulations governing the protection of the environment. In Canada, extensive environmental legislation has been enacted by federal and provincial governments. Such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. All phases of the Company's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property.

The Company is able to conduct its exploration within the provisions of the applicable environmental legislation without undue constraint on its ability to carry on efficient operations. The estimated annual cost of environmental compliance for all properties held by the Company in the exploration stage is minimal and pertains primarily to carrying out diamond drilling, trenching or stripping. Environmental hazards may exist on the Companies properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.

Governmental Regulation

Exploration activities on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations. Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

The Company is at the exploration stage on all of its properties. Exploration on the Company's properties requires responsible best exploration practices to comply with company policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province in which it is carrying out work.

Mineral exploration primarily falls under provincial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters.

QUALIFIED PERSONS

Work on the South Tally Pond project and other Company projects was carried out by Paragon employees and consultants and supervised by Qualified Person David Copeland, M.Sc., P.Geo.

FORWARD LOOKING STATEMENTS

The Company's audited financial statements for year ended September 30, 2008 and this accompanying MD&A contain certain statements that may be deemed "forward-looking statements". All statements in this document, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "interprets" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs, joint venture partner participation, and liquidity. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

FORM 52-109FV2
CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, Michael Vande Guchte, Director, President & Chief Executive Officer of Paragon Minerals Corporation, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Paragon Minerals Corporation (the "issuer") for the interim period ended December 31, 2008.
2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: February 27, 2009

"Michael J. Vande Guchte"

____

Michael Vande Guchte
Director, President & Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i. controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii. a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORM 52-109FV2
CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, Tom R. Wilson, Chief Financial Officer of Paragon Minerals Corporation, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Paragon Minerals Corporation (the "issuer") for the interim period ended December 31, 2008.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: February 27, 2009

"Tom R. Wilson"

Tom R. Wilson
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i. controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii. a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exemption No. 82-35102

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR09-01 February 25, 2009**

Paragon Minerals options the Huxter Lane Gold Property to Golden Dory

- *provides update on the South Tally Pond VMS project; holds seven other gold projects* -

Paragon Minerals Corporation ("Paragon"; PGR:TSX-V) is pleased to announce the signing of a Joint Venture option agreement with Golden Dory Resources Corp. ("Golden Dory"; GDR:TSX-V) on Paragon's 100%-owned Huxter Lane gold property. Under terms of the option agreement, Golden Dory may earn a 60% interest in the property by funding **$2,000,000 in exploration expenditures** over a four year period and making cash and share payments of $50,000 and 350,000 shares to Paragon. Golden Dory may then elect to earn an additional 10% interest by issuing an additional 150,000 shares to Paragon and completing a bankable feasibility study. The terms of the option agreement are subject to regulatory approval.

The Huxter Lane gold property is a ***near surface, bulk-mineable gold target*** located 90 kilometers south of Grand Falls - Windsor in central Newfoundland. Previous drilling (31 holes, 5,265.3 m) at the Mosquito Hill prospect has outlined a significant gold-bearing, porphyritic intrusion over a strike length of 1000 metres and to a vertical depth of 225 metres. The mineralized porphyry dips gently to the south and remains open along strike and to depth. Significant drill intercepts include:

- 35.00 metres of 2.21 g/t gold from 115.00 to 150.00 metres in HX06-16;
- 16.85 metres of 2.00 g/t gold from 141.30 to 158.15 metres in HX07-24;
- 28.60 metres of 1.07 g/t gold from 5.90 to 34.50 metres in HX06-01; and
- 103.35 metres of 0.67 g/t gold from 87.85 to 191.20 metres in HX07-20.

"We are very pleased to have Golden Dory as a new exploration partner on this exciting bulk-tonnage gold project" stated Michael Vande Guchte, President and CEO of Paragon. "Our work to date has demonstrated a robust gold mineralizing system that remains open down-dip and along strike. We look forward to an aggressive drilling campaign on the property with Golden Dory with a near term objective of defining a gold resource".

Gold mineralization at the Huxter Lane property has many geological similarities to bulk-tonnage gold deposits in the Yukon and Alaska, including the Donlin Creek deposit (393.8 Mt at 2.50 g/t Au for 31.67M oz Au; NovaGold Resources Inc. website), the Fort Knox deposit (240.9 Mt at 0.5 g/t Au for 3.85M oz Au; Kinross Gold Corporation website) and the past-producing Brewery Creek Mine (13.3 Mt at 1.44 g/t Au for 0.613M oz Au; Diment and Craig, 1999). The style of gold mineralization represents a new exploration target in Newfoundland and highlights the potential of the area to host large mineralizing systems with multi-million ounce gold potential.

Paragon has seven other gold projects including the 100%-owned JBP Linear project located near Gander, NL. Drilling to date at the JBP Linear project (54 holes, 9,879 metres) has identified high-grade gold mineralization at the H-Pond and Pocket Pond prospects. The prospects are located along a 3 kilometre quartz-vein zone that forms part of a larger, 7 kilometre long "linear break" that extends across the property. Surface float samples of **up to 798 g/t gold (25.6 oz/t gold)** are located along this linear. Significant drill assay results have included:

- 11.70 g/t gold over 3.40 metres including 16.27 g/t gold over 2.40 metres (HP04-03);
- 12.43 g/t gold over 3.40 metres including 84.77 g/t gold over 0.50 metres (HP08-44); and
- 11.11 g/t gold over 11.90 metres including 255.0 g/t gold over 0.50 metres (HP08-48).

Paragon is looking to advance the JBP-Linear project with additional surface trenching and drilling. Two of the gold projects (Golden Promise and Long Pond) are under option to JV partners with work plans being determined.

Update on the South Tally Pond VMS project – Data from the South Tally Pond project was further compiled and assessed in advance of any upcoming programs. At the Lemarchant base metal discovery, a review of the geology, airborne geophysics, borehole EM, Titan 24 and lithogeochemical data was completed by Peter Manojlovic, P.Geo, an independent consultant to the Company.

The data review indicates that there is considerable room to develop increased tonnages at the Lemarchant prospect, not only within the confines of the known intersected mineralization, but also along strike to the north and at depth, where both airborne and borehole EM anomalies remain to be tested. Drilling to-date on this prospect has been completed to a preliminary fashion and the mineralization intersected is intimately associated with strong hydrothermally altered rhyolite breccias.

From a regional perspective, at least 54 short strike length untested airborne EM anomalies have been identified, many of which have strong associated alteration zones in favourable felsic volcanic stratigraphy. Five areas in particular have been identified as priority targets: Beaver Lake, Spencers Pond, Rogerson Lake, Bindons Pond and the Lake Douglas prospect.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. Paragon and its exploration partners are focused on gold and base metal exploration in Eastern Canada, specifically within the Province of Newfoundland and Labrador. Further details on the properties can be found on the Company website at www.paragonminerals.com

PARAGON MINERALS CORPORATION

"Michael J. Vande Guchte"

President & CEO

Qualified Person – All Paragon projects are or were supervised by Qualified Person David Copeland, M.Sc., P.Geo. Mr. Copeland also reviewed and approved the technical contents of this news release. Historical results and other deposit information contained herein were obtained from websites and published papers available in the public domain.

Forward-looking statements - *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding current and future exploration programs, activities and results. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.*

For more information, contact Bill Cavalluzzo, VP Investor Relations or Michael Vande Guchte, President & CEO at (604) 629-2353
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver B.C. CANADA V6C 2V6

DAVIS LLP | LEGAL ADVISORS SINCE 1892

SEC Mail
Mail Processing
Section

MAR 16 2009

Washington, DC
106

FROM THE OFFICE OF Joy Syho
DIRECT LINE 604.443.2643
DIRECT FAX 604.605.4879
E-MAIL jsyho@davis.ca

FILE NUMBER 50277-00001

March 2, 2009

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

Dear Sirs:

Re: GGL Diamond Corp. - Exemption No. 82-1209

We are solicitors for GGL Diamond Corp. (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Joy Syho
Paralegal
JSS/jss

Davis:4610400.1

GGL DIAMOND CORP.

February 16, 2009

CH DIAMOND PROJECT EXPLORATION AND OPTION AGREEMENT

Vancouver, British Columbia – GGL Diamond Corp. (TSXV: GGL) ("GGL"), has signed an Exploration and Option Agreement with **Kennecott Canada Exploration Inc. ("Kennecott")** for GGL's CH Diamond Project Area ("Property") in the Northwest Territories, Canada.

GGL has granted to Kennecott the sole and exclusive right and option to acquire, subject to Royalties, a 100% interest in the Property, by incurring expenditures of $10,000,000 on or before December 31, 2016, of which $900,000 is a commitment and must be spent on or before December 31, 2011. Kennecott paid GGL $25,000 on signing and in order to exercise the option must pay to GGL additional yearly payments beginning in 2013, to total $1,000,000 on or before December 31, 2016.

If Kennecott exercises the Option, Kennecott shall pay to GGL a 1.5% Gross Overriding Royalty with respect to diamonds from the Property and a 1.5% Net Smelter Returns Royalty with respect to all ores, minerals, metals and other materials, other than diamonds.

GGL will carry out Operations under its Land Use Permit, as Kennecott may direct, until such time as the Land Use Permit is transferred to Kennecott.

GGL had previously discovered four kimberlites in the CH Project Area one of which, the Bishop kimberlite, is diamondiferous, land based and open to extension beneath a gravity low anomaly. Many kimberlitic indicator mineral trains have been defined on the Property and drill ready targets exist for several of these trains.

The Property lies within an area measuring 60 km east-west by 80 km north-south, and starts 30 km west of the Diavik Diamond Mine. The Property contains the MacKay, Courageous, G, Seahorse/Shoe, Starfish and Bone mineral claim areas.

A review and evaluation of the exploration data on the Property is in progress.

ABOUT GGL DIAMOND CORP.

GGL is a Canadian mineral exploration company whose present focus is on its gold properties as well as copper-gold, VMS, nickel and diamonds. All of its properties are located in Canada.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A Hrkac
President & CEO

Forward-Looking Information: This news release contains "forward-looking statements" and the cautions regarding such statements apply.

#904-675 West Hastings Street, Vancouver, BC, Canada V6B 1N2

T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | info@ggldiamond.ca | www.ggldiamond.ca

Exemption No. 82-1209

March 2, 2009

GGL DIAMOND CORP.
(the "Company")

Index

1. **Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")**

Document Name or Information			**Documents Filed**
(a)	Incorporation Documents		
	(i)	BC	N/A
(b)	Extra-provincial Registration		
	(i)	NWT	N/A
(c)	Annual Reports		
	(i)	BC	N/A
	(ii)	NWT	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	N/A
	(ii)	NWT	N/A
(e)	Special Resolution		
	(i)	BC	N/A
	(ii)	NWT	N/A

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory)	N/A
(c)	Annual CEO and CFO Officer Certifications under MI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under MI 52-109	N/A
(f)	News Releases	February 16, 2009
(g)	Form 51-102F3, Material Change Report	N/A
(h)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	N/A
(i)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(j)	Form 45-106F1, Report of Exempt Distribution	N/A
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A

Document Name or Information			Documents Filed
(q)	Filing of documents Affecting the Rights of Securityholders including:		
	(i)	charter documents	N/A
	(ii)	securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii)	any securityholder rights plans or similar plans	N/A
	(iv)	any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v)	copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(r)	Prospectus		N/A
(s)	Amendment to Prospectus		N/A
(t)	Takeover Bid Circular		N/A
(u)	Notice of Change or Variation to Takeover Bid Circular		N/A
(v)	Issuer Bid Circular		N/A
(w)	Notice of Change or Variation to Issuer Bid Circular		N/A
(x)	Initial Acquisition Report		N/A
(y)	Subsequent Acquisition Reports		N/A

Document Name or Information		Documents Filed
(z)	Notice of Intention to Sell by a Control Person	N/A

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	February 16, 2009
(f)	Form 51-102F3, Material Change Report	N/A
(g)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	N/A
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A

Document Name or Information			Documents Filed
(s)	Exchange Bulletins announcing certain transactions:		
	(i)	Promotional Investor Relations and Market-Making Activities	N/A
	(ii)	Dividend/Distribution Declaration	N/A
	(iii)	Private Placement	N/A
	(iv)	Warrant Amendments	N/A
	(v)	Shares for Debt	N/A
	(vi)	Short Form Offering	N/A
	(vii)	Acquisitions/Dispositions	N/A
	(viii)	Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix)	Name Change without Consolidation or Split	N/A
	(x)	Name Change and Consolidation/Split	N/A
(t)	Listing Application		N/A

4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	N/A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A

Document Name or Information	Documents Filed
(g) Notice of Change or Variation to Issuer Bid Circular	N/A